EXHIBIT 99.1

News Release

For Immediate Release	Date: November 10, 2025
25-30-TR

Teck Announces Filing of Meeting Materials for Special Meeting of Shareholders seeking Approval of Merger of Equals with Anglo American

Special Meeting of Shareholders to be held on December 9, 2025

Teck’s Board of Directors Unanimously Recommends Shareholders Vote “FOR” the Merger

Vancouver, B.C. – November 10, 2025 – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the filing and mailing of its notice of meeting, management information circular and related meeting materials (collectively, the “Meeting Materials”) in connection with its upcoming special meeting of shareholders to be held on December 9, 2025 (the “Meeting”), to approve the proposed merger of equals (the “Merger”) with Anglo American plc (“Anglo American”). The Meeting Materials, which include a copy of the interim order, can also be accessed online on Teck’s website at www.Teck.com/reports and under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Teck’s Board of Directors urges all Teck shareholders to carefully review the Meeting Materials and recommends that Teck shareholders vote their shares “FOR” the Merger.

The Merger will create Anglo Teck, a global critical minerals leader headquartered in Canada and top five global copper producer with a world-class portfolio and outstanding future growth optionality. Through the Merger, Teck expects to deliver tremendous long-term value for its shareholders. Importantly the all-stock consideration will allow Teck shareholders to participate in the enormous upside potential of the combined company.

“This merger presents a unique opportunity to create a global mining powerhouse headquartered in Canada, offering our shareholders the chance to participate in a larger company with greater resilience, growth potential and strategic flexibility for the long-term,” said Sheila Murray, Chair. “Your Board unanimously recommends this merger, as we firmly believe it is the absolute best path forward to realize the full potential of our strategy and our portfolio.”

“We are confident this merger of equals will generate tremendous value for Teck shareholders as well as create significant economic opportunity in Canada, underpinning our Board’s unanimous determination that the combination is the best path forward for our shareholders and all of our stakeholders,” said Jonathan Price, President and CEO. “We invite all shareholders to carefully review the meeting materials and vote for this transformative merger to create a new global critical minerals champion with significant copper exposure, leading growth, and incredible near, medium and long-term value creation potential.”

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Key Highlights of the Proposed Merger:

•	Opportunity to Participate in Future Value Creation: At closing of the Merger, Teck shareholders will own approximately 37.6% of the combined Anglo Teck on a fully diluted basis. The terms of the Merger allow Teck shareholders to maintain their full investment and participation in future value upside at Anglo Teck, including the proposed QB-Collahuasi synergies and value creation initiatives underway at Anglo American, including near term asset optimization opportunities, proceeds from asset disposals and planned adjacencies between Los Bronces and Andina.

•	World-Class Portfolio and Improved Growth Prospects: Anglo Teck will offer a premier portfolio of copper assets, supported by zinc and premium iron ore businesses, including:
o	Six world-class copper assets
o	One of the world’s largest zinc mines
o	Two highly cash generative premium iron ore operations
o	Near-term growth driven through asset optimization
o	Medium-term growth including through capital efficient adjacencies (including QB & Collahuasi and Los Bronces & Andina synergies)
o	Significant long-term brownfield and greenfield optionality

•	Compelling Value Creation Through Synergies: The Merger is expected to generate significant value for shareholders by unlocking material operational and functional synergies:
o	Approximately US$800 million in pre-tax recurring annual synergies
o	Approximately US$1.4 billion of underlying annual EBITDA synergies between the adjacent Collahuasi and QB operations (100% basis)

•	Creation of a Top 5 Global Copper Producer with the Scale, Resilience, Financial Strength and Capital Markets Footprint to Unlock Re-Rating Potential: Anglo Teck will be among the largest global producers of copper with the scale, resilience, financial strength and capital markets footprint, creating the opportunity to re-rate towards a premium copper valuation multiple:
o	Combined copper production of 1.2 million tonnes, expected to grow to c.1.35 million tonnes in 2027 from current operations
o	Greater than 70% exposure to copper
o	World-class portfolio of copper and other cash-flowing assets
o	Expanded cash flow base and realization of anticipated synergies expected to result in a stronger financial profile and investment grade credit metrics
o	Enhanced capital markets profile and liquidity

The Merger, which was announced in September 2025, is expected to close within 12-18 months from the date of announcement, subject to shareholder approvals and customary closing conditions, including approval under the Investment Canada Act and applicable competition and regulatory approvals in various jurisdictions globally. On November 3, 2025, the Supreme Court of British Columbia granted an

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interim order (the “Interim Order”) in connection with the Merger, which authorizes the calling and holding of the Meeting. A copy of the Interim Order is included in the Meeting Materials.

The Merger is supported by Temagami Mining Company Limited, SMM Resources Incorporated, Dr. Norman B. Keevil and the directors and executive leadership team of Teck, who have collectively agreed to vote shares representing approximately 79.8% of the issued and outstanding Teck Class A common shares and approximately 0.02% of the issued and outstanding Teck Class B subordinate voting shares (as of the record date for the Meeting) in favour of the Merger at the Meeting.

Board Recommendation

The Teck Board of Directors has unanimously recommended that shareholders vote “FOR” the Merger, having determined that the Merger is in the best interests of Teck, is fair to Teck’s shareholders, and presents a highly attractive and unique opportunity to create shareholder value above the value to be created from Teck’s standalone trajectory, while lowering downside risk and preserving strategic flexibility.

Meeting Location and Voting Details

The Meeting will be held at Suite 400-550 Burrard Street, Vancouver, British Columbia, Canada and virtually at: https://virtual-meetings.tsxtrust.com/1856 on December 9, 2025 at 11:00 a.m. (Pacific Time).

Record Date

The Teck Board has set the close of business on October 20, 2025, as the record date for determining Teck shareholders who are entitled to receive notice of and vote at the Teck Meeting. The Meeting Materials provide important information relating to the Merger, voting procedures and how to attend the Meeting. Shareholders are urged to read the Meeting Materials carefully.

Shareholder Questions

If you have questions, including the procedures for voting, please contact our proxy solicitation agents:

Shareholders Located in Canada

Laurel Hill Advisory Group

Toll-Free: 1-877-452-7184

Text Message: 1-416-304-0211

Email: assistance@laurelhill.com

Shareholders Located Outside of Canada

Innisfree M&A Incorporated

US Toll Free: 1-877-750-0510

Outside US: +1-412-232-3651

Banks and Brokers: 1-212-750-5833

Non GAAP Measure

A certain financial performance measure used in this press release – namely underlying EBITDA – is not prescribed by IFRS. This non-GAAP financial measure is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. This non-GAAP financial measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements concerning the anticipated benefits and synergies from the proposed Merger, the expected effects of the Merger on Anglo American and Teck, future production levels, the expected timing of completion of the Merger, and other statements that are not historical facts.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability of Anglo American and Teck to complete the Merger, the ability of Teck and Anglo American to obtain all required regulatory and court approvals, the ability of Teck and Anglo American to obtain respective shareholder approval for the Merger, the ability of Teck and Anglo American to obtain all other necessary approvals, the strategic vision of the merger between Teck and Anglo American following the closing of the Merger, expectations regarding exploration, production and operation potential, expectations with respect to production capabilities and future financial or operating performance of Teck and Anglo American following the Merger, expectations with respect to Teck’s current production and cost guidance and previously disclosed updates, the potential valuation of the merger of Teck and Anglo American, the expected synergies between Teck and Anglo American, the expected revenue from the synergies between Teck and Anglo American, the accuracy of the pro forma financial position and outlook of Teck and Anglo American following the closing of the Merger, the success of the new board and management team, the satisfaction of the conditions precedent to the Merger, the future financial or operating performance of the merged Teck and Anglo American, the expected EBITDA uplift, the expectations around the headquarters of the combined entity being in Canada, the expectations of the results and success of the Investment Canada Act commitments, the expectations with respect to receiving Investment Canada Act approval, the assumptions surrounding the proposed Investment Canada Act commitments, the expectations with respect to the proposed investments by the combined company in Canada, the potential of Teck and Anglo American following the Merger to meet industry target, public profile expectations, future plans, projections, objectives, estimates and forecasts and the timing related thereto and the expectations surrounding the combined companies long-term strategy. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking information is based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck and Anglo American as of the time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the Forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Merger will not be completed on

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the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory, shareholder and court approvals and other conditions to the closing of the Merger or for other reasons, the risk that competing offers or acquisition proposals will be made, public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of pandemics or epidemics, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time.

Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements, the Merger and Teck’s business can be found in Teck’s management information circular in respect of the Meeting filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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